Exhibit 21

SUBSIDIARIES OF GULFPORT ENERGY CORPORATION

Name of Subsidiary	Jurisdiction of Organization
Grizzly Holdings, Inc.	Delaware
Jaguar Resources LLC Puma Resources, Inc.	Delaware Delaware
Gator Marine, Inc.	Delaware
Gator Marine Ivanhoe, Inc.	Delaware